File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM
SECTION 17(a) OF THE ACT
___________________________________________________________________

Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
One Chase Manhattan Plaza, 37th Floor
New York, NY 10005-1423
___________________________________________________________________

Communications, Notice, and Order to:

Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	H. Bernt von Ohlen, Esq. Allianz Life Insurance Company of New York 5701 Golden Hills Drive Minneapolis, MN 55416-1297

April 29, 2011

Page 1 of 60 pages (including Exhibits at page 56)

UNITED STATES OF AMERICA
Before The
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ALLIANZ LIFE INSURANCE COMPANY
 OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
ALLIANZ LIFE VARIABLE ACCOUNT B

And

ALLIANZ LIFE INSURANCE COMPANY
 OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE
 ACCOUNT C

 (File No. 812-_____)
) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America (“Allianz Life”) and Allianz Life Insurance Company of New York (“Allianz NY”) (together the “Insurance Company Applicants”), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the “Applicants”), hereby submit this application (the “Application”) for an Order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of certain securities held by Allianz Life Variable Account A (“Allianz Account A”), Allianz Life Variable Account B (“Allianz Account B”), or Allianz Life of NY Variable Account C (“Allianz Account C”) (collectively, the “Separate Accounts”) to support certain individual variable annuity and variable life insurance contracts (the “Contracts”) issued by Allianz Life and Allianz NY.

The Applicants also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitution through in-kind purchases of shares of the Franklin Income Securities Fund.

The Applicants propose to substitute certain classes of shares of the Replacement Fund for the corresponding classes of shares of each Replaced Fund currently held by the Separate Accounts, as follows:
Replacement Fund (Investment Adviser)	Share Class	Replaced Fund (Investment Adviser)	Share Class
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Global Real Estate Securities Fund (Franklin Templeton Institutional, LLC)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Growth and Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Large Cap Growth Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Rising Dividends Securities Fund (Franklin Advisory Services, LLC)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Small Cap Value Securities Fund (Franklin Advisory Services, LLC)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Franklin Small-Mid Cap Growth Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1 Class 2*	Templeton Foreign Securities Fund (Templeton Investment Counsel, LLC)	Class 1 Class 2*
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Davis Financial Portfolio (Davis Selected Advisers, L.P.)
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Davis Value Portfolio (Davis Selected Advisers, L.P.)
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Invesco Van Kampen V.I. Growth and Income Fund (Invesco Advisers, Inc.)	Series I
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Oppenheimer Global Securities Fund/VA (OppenheimerFunds, Inc.)	Non-Service Shares
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Oppenheimer High Income Fund/VA (OppenheimerFunds, Inc.)	Non-Service Shares
Franklin Income Securities Fund (Franklin Advisers, Inc.)	Class 1	Oppenheimer Main Street Fund/VA (OppenheimerFunds, Inc.)	Non-Service Shares

* A distribution fee is assessed against assets attributable to this class of shares at an annual rate of 0.25% of average daily net assets. Except for the Templeton Foreign Securities Fund, the maximum amount payable under the Franklin funds’ Class 2 rule 12b-1 plan is 0.35% per year; however, the board of trustees has set the current rate at 0.25%. The Templeton Foreign Securities Fund has a maximum rule 12b-1 plan fee of 0.25%.

The foregoing transactions shall each be referred to as a “Substitution,” and collectively referred to as the “Substitutions.” The Replaced Funds and the Replacement Fund each may be referred to as a “Fund,” and collectively may be referred to as the “Funds.”

I.           STATEMENT OF FACTS

A.           The Replacement Fund

The Replacement Fund is a series of the Franklin Templeton Variable Insurance Products Trust (the “FTVIPT”), a Delaware statutory trust. FTVIPT is registered as an open-end management investment company under the 1940 Act (File No. 811-05583), and its shares are registered as securities under the 1933 Act (File No. 033-23493).1 The Replacement Fund is managed by Franklin Advisers, Inc. (“Franklin Advisers”), which is not an affiliate of the Insurance Company Applicants. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403-1906.
The Replacement Fund offers multiple classes of shares. Only Class 1 and Class 2 shares of the Replacement Fund are held by the Separate Accounts and involved in the proposed Substitutions. Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not assessed a 12b-1 fee while Class 2 shares are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets attributable to Class 2 shares. The maximum amount payable under the fund’s 12b-1 plan is 0.35% per year; however, the board of trustees has set the current rate at 0.25%.

B.           The Replaced Funds

1.           Franklin Templeton Variable Insurance Products Trust

FTVIPT consists of multiple funds, seven of which (listed below) are involved in the proposed Substitutions as Replaced Funds. Each FTVIPT Replaced Fund offers multiple classes of shares. Only Class 1 and Class 2 shares are held by the Separate Accounts and involved in the proposed Substitutions. Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not assessed a 12b-1 fee while Class 2 shares are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets attributable to Class 2 shares. With the exception of the Templeton Foreign Securities Fund, the maximum amount payable under the funds’ Class 2 rule

1 Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

12b-1 plan is 0.35% per year; however, the board of trustees has set the current rate at 0.25%. The Templeton Foreign Securities Fund has a maximum rule 12b-1 plan fee of 0.25%.

The following table shows the inception date and net assets for each fund, as well as the net assets of each class of each fund owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets of the class:

Replaced Funds (Investment Adviser)		Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Franklin Global Real Estate Securities Fund (Franklin Templeton Institutional, LLC)	Class 1	Jan. 24, 1989	$40.4 million	$40.2 million (99.5%)
	Class 2	Jan. 6, 1999	$352.9 million	$85.3 million (24.2%)
Franklin Growth and Income Securities Fund (Franklin Advisers)	Class 1	Jan. 24, 1989	$176.6 million	$170.3 million (96.4%)
	Class 2	Jan. 6, 1999	$151.5 million	$75.0 million (49.5%)
Franklin Large Cap Growth Securities Fund (Franklin Advisers)	Class 1	May 1, 1996	$58.3 million	$55.9 million (95.9%)
	Class 2	Jan. 6, 1999	$357.4 million	$86.2 million (24.1%)
Franklin Rising Dividends Securities Fund (Franklin Advisory Services, LLC)	Class 1	Jan. 27, 1992	$148.5 million	$122.4 million (82.4%)
	Class 2	Jan. 6, 1999	$1.57 billion	$168.6 million (10.7%)
Franklin Small Cap Value Securities Fund (Franklin Advisory Services, LLC)	Class 1	Apr. 30, 1998	$47.3 million	$11.0 million (23.3%)
	Class 2	Jan. 6, 1999	$1.36 billion	$63.6 million (4.7%)
Franklin Small-Mid Cap Growth Securities Fund (Franklin Advisers)	Class 1	Oct. 31, 1995	$89.8 million	$64.7 million (72.0%)
	Class 2	Jan. 6, 1999	$939.5 million	$74.8 million (8.0%)
Templeton Foreign Securities Fund (Templeton Investment Counsel, LLC)	Class 1	May 1, 1992	$321.3 million	$138.2 million (43.0%)
	Class 2	May 1, 1997	$2.09 billion	$85.6 million (4.1%)

The investment advisers to the funds are not affiliated with the Insurance Company Applicants. Franklin Templeton Institutional, LLC is located at 600 Fifth Avenue, New York, New York 10020. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403-1906. Franklin Advisory Services, LLC is located at One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024. Templeton Investment Counsel, LLC is located at Broward Financial Centre, Suite 2100, Fort Lauderdale, Florida 33394.

2.           Davis Variable Account Fund, Inc.

Davis Variable Account Fund, Inc. (“Davis VA Fund”) is an open-end, diversified management investment company incorporated in Maryland in 1999 and registered under the 1940 Act (File No. 811-9293). Davis VA Fund is a series investment company. Davis VA Fund offers multiple series, only two of which (listed below) would be involved in the proposed Substitutions. The shares of each portfolio are registered under the 1933 Act (File No. 333-76407). The portfolios have not issued shares in different classes.

Davis Selected Advisers, L.P. (“Davis Advisers”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser for the portfolios. Davis Advisers’ offices are located at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisers provides investment advice for the portfolios, manages their business affairs, and provides day-to-day administrative services. Each portfolio pays Davis Advisers an advisory fee. Davis Selected Advisers-NY, Inc. serves as the sub-adviser for each portfolio. Davis Selected Advisers-NY’s offices are located at 609 Fifth Avenue, New York, New York 10017. Davis Selected Advisers-NY provides investment management and research services for the portfolios and other institutional clients, and is a wholly owned subsidiary of Davis Advisers. Davis Selected Advisers-NY’s fee is paid by Davis Advisers, not by the portfolios.

The following table shows the inception date and net assets for the portfolios, as well as the net assets of each portfolio owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:

Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Davis Financial Portfolio	July 1, 1999	$82.4 million	$72.3 million (87.7%)
Davis Value Portfolio	July 1, 1999	$472.7 million	$67.9 million (14.4%)

3.           AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (“Invesco VI Funds”) is a Delaware statutory trust registered under the 1940 Act (File No. 811-07452), as an open-end series management investment company. Invesco VI Funds consists of multiple funds, only one of which (listed below) would be involved in the proposed Substitutions. The shares of the fund are registered under the 1933 Act (File No. 33-57340). The fund offers two classes of shares: Series I and Series II. Each class is identical except that Series II shares have a distribution or “Rule 12b-1 Plan,” while Series I shares do not. Contract owners that would be affected by the proposed Substitutions are invested in Series I shares.

Invesco Advisers, Inc. (“Invesco”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser to the fund. Invesco manages the investment operations of the fund as well as other investment portfolios that encompass a broad range of investment objectives, and has agreed to perform or arrange for the performance of the fund’s day-to-day management. Invesco is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. Invesco, as successor in interest to multiple investment advisers, has been an investment adviser since 1976. The fund pays Invesco an advisory fee.

The following table shows the inception date and net assets for the fund, as well as the net assets of the fund owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:

Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Invesco Van Kampen V.I. Growth and Income Fund, Series I	June 1, 20102	$154.5 million	$420,905 (<1.0%)

4.           Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-4108). Oppenheimer Variable Account Funds consists of multiple funds, three of which (listed below) would be involved in the proposed Substitutions. The shares of each fund are registered under the 1933 Act (File No. 2-93177). The funds involved in the proposed Substitutions offer up to four different classes of shares, which represent investments in the same portfolio of securities but are subject to different expenses. Only the Non-Service Shares class, which is not subject to distribution (12b-1) or service fees, is held by the Separate Accounts and involved in the proposed Substitutions.

OppenheimerFunds, Inc., which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser to the funds. OppenheimerFunds, Inc. has been an investment adviser since 1960. OppenheimerFunds, Inc. is located at Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008. Each fund pays Oppenheimer Funds, Inc. an advisory fee.

2 Van Kampen Life Investment Trust Growth and Income Portfolio (the predecessor fund), which was advised by Van Kampen Asset Management, was reorganized into Series I shares of Invesco Van Kampen V.I. Growth and Income Fund on June 1, 2010. The inception date of the predecessor fund’s Class I shares was December 23, 1996. Information in this Application is derived from the registration statement dated May 2, 2011, for the Invesco Van Kampen V.I. Growth and Income Fund, which incorporates performance information for the predecessor fund.

The following table shows the inception date and net assets for each fund, as well as the net assets of each fund owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:

Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Oppenheimer Global Securities Fund/VA, Non-Service Shares	Nov. 12, 1990	$1.41 billion	$91.3 million (6.5%)
Oppenheimer High Income Fund/VA, Non-Service Shares	Apr. 30, 1986	$61.6 million	$11.9 million (19.3%)
Oppenheimer Main Street Fund/VA, Non-Service Shares	July 5, 1995	$469.7 million	$65.4 million (13.9%)

C.           The Proposed Substitutions

Pursuant to the proposed Substitutions, the Insurance Company Applicants will replace shares of subaccounts investing in each Replaced Fund on the date of the Substitutions with shares of the Replacement Fund. It is anticipated that the Substitutions will occur as soon as practicable following receipt of the Order of the Commission requested herein (the “Substitution Date”). Following the Substitutions, the Replaced Funds will no longer be offered under any Contract issued by Allianz Life or Allianz NY.

D.           Insurance Company Applicants

1.           Allianz Life Insurance Company of North America

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable annuities, individual life insurance, and long-term care insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is a subsidiary of Allianz SE, a “Societas Europaea” or European stock corporation. Allianz SE is one of the world’s largest insurance and financial services companies. Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries. At December 31, 2010, Allianz Life had assets of approximately $99.3 billion. The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.

    2.           Allianz Life Insurance Company of New York

Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia. Allianz NY is a subsidiary of Allianz SE. At December 31, 2010, Allianz NY had assets of approximately $1.7 billion. Its principal offices are located at One Chase Manhattan Plaza, 38th Floor, New York, NY 10005.

E.           Separate Accounts

Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts. Each Separate Account meets the definition of a “separate account” in Section 2(a)(37) of and Rule 0-1(e) under the 1940 Act. Under the terms of the Contracts, the assets of each Separate Account, equal to the reserves and other Contract liabilities with respect to that Separate Account, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct. The income, and gains and losses, realized or unrealized, from the assets allocated to each subaccount of each Separate Account will be credited to or charged against that subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor (which includes the other subaccounts of the Separate Accounts).

    1.           Allianz Life Variable Account A

Allianz Account A is a segregated asset account of Allianz Life. Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or fund thereof (each an “Investment Option”). Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965). Allianz Life is the legal owner of the assets in Allianz Account A. Allianz Life does not issue any new Contracts that allow contract owners to invest in any of the subaccounts of Allianz Account A.

    2.           Allianz Life Variable Account B

Allianz Account B is a segregated asset account of Allianz Life. Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618). Allianz Life is the legal owner of the assets in Allianz Account B.

    3.           Allianz Life of NY Account C

Allianz Account C is a segregated asset account of Allianz NY. Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716). Allianz NY is the legal owner of the assets in Allianz Account C.

F.	The Contracts

The Contracts are variable annuity contracts and variable life insurance policies. Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies. Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.

Allianz Life Financial Services, LLC (“Allianz Life Financial”), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts. Allianz Life Financial is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”) as well as with the securities commissions in the states in which it operates. Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms). These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.

The following table shows registration statements for Contracts funded by the Separate Accounts that are no longer offered for sale but that offer one or more of the Replaced Funds as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Allianz Account B	333-82329	Allianz Alterity	Variable Deferred Annuity	67 / 54
Allianz Account B	333-145866	Allianz Connections	Variable Deferred Annuity	52 / 51
Allianz Account B	333-126217	Allianz Custom Income	Variable Deferred Annuity	28 / 27

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Allianz Account B	333-134267	Allianz Elite	Variable Deferred Annuity	48 / 44
Allianz Account B	333-90260	Allianz High Five	Variable Deferred Annuity	61 / 50
Allianz Account B	333-120181	Allianz High Five L	Variable Deferred Annuity	57 / 48
Allianz Account B	333-95729	Allianz Rewards	Variable Deferred Annuity	66 / 53
Allianz Account B	33-23035	Valuemark II	Variable Deferred Annuity	62 / 50
Allianz Account B	333-06709	Valuemark IV	Variable Deferred Annuity	62 / 50
Allianz Account A	33-11158	Allianz ValueLife	Flexible Premium Variable Universal Life	32 / 25
Allianz Account B	333-111049	Allianz High Five Bonus	Variable Deferred Annuity	57 / 49
Allianz Account B	333-63719	USAllianz Charter	Variable Deferred Annuity	42 / 29
Allianz Account B	333-101812	USAllianz Charter II	Variable Deferred Annuity	46 / 34
Allianz Account B	333-47886	USAllianz Dimensions	Variable Deferred Annuity	38 / 26
Allianz Account A	333-60206	USAllianz LifeFund	Flexible Premium Variable Universal Life	44 / 32
Allianz Account B	33-72046	Valuemark III	Variable Deferred Annuity	62 / 50
Allianz Account B	33-76190	Valuemark Income Plus	Variable Immediate Annuity	54 / 42
Allianz Account A	33-15464	Valuemark Life	Single Premium Variable Life	32 / 25
Allianz Account C	333-19699	Allianz Advantage NY	Variable Deferred Annuity	65 / 52
Allianz Account C	333-105274	Allianz Charter II NY	Variable Deferred Annuity	61 / 52
Allianz Account C	333-124767	Allianz High Five NY	Variable Deferred Annuity	57 / 49
Allianz Account C	333-75718	Allianz Opportunity NY	Variable Deferred Annuity	65 / 53
Allianz Account C	33-26646	Valuemark II NY	Variable Deferred Annuity	32 / 25
Allianz Account C	333-19699	Valuemark IV NY	Variable Deferred Annuity	47 / 35

The following table shows registration statements for Contracts funded by the Separate Accounts that are currently offered for sale and offer one or more of the Replaced Funds as an Investment Option:
Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Allianz Account B	333-139701	Allianz Vision	Variable Deferred Annuity	52 / 51
Allianz Account C	333-143195	Allianz Vision NY	Variable Deferred Annuity	52 / 51
* Reflects the number of available Investment Options before / after the proposed Substitutions.

See Appendix A to the Application for more information on the availability of each Replaced Fund under the Contracts.

The Contracts allow contract owners to allocate premium and contract value among subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers. The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors. The Contracts currently offer at least 28 Investment

Options, and at least 27 after the proposed Substitutions. The number of Investment Options available in each Contract affected by the Substitutions, both before and after the proposed Substitutions, is shown in the tables above.

The available Investment Options represent a wide variety of asset categories, including Specialty, Cash Equivalent, Intermediate-Term Bonds, High Yield Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap, and funds of funds with varying allocations of underlying equity funds and fixed income funds.

The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers. Of the Investment Options available through the Separate Accounts, 33 are managed by Allianz Investment Management LLC (“AZIM”), an affiliate of the Insurance Company Applicants (of these, six are funds of funds, managed by AZIM, one is subadvised by an asset manager affiliated with the Insurance Company Applicants, and 26 are subadvised by non-affiliates), nine are managed by other affiliates of the Applicants, and 22, including the Replacement Fund, are managed by asset managers that are not affiliates of the Applicants.

In addition, each Contract offers contract owners one or more investment choices that reduce or eliminate principal fluctuation. These choices are in the form of a fixed account of the Allianz Life or Allianz NY general account and/or a money market Investment Option.

The Contracts provide for significant investment flexibility through permitted transfers of contract values among the Investment Options. In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract). Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year. Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.

The two currently-offered Contracts that are part of the Substitutions (Allianz Vision and Allianz Vision NY) have restrictions on the allocations that contract owners may make to the Investment Options if they select certain optional benefits. Under the Allianz Vision and Allianz Vision NY Contracts, allocations to certain Investment Options are limited from the date that certain benefits (i.e., Target Date Retirement, Investment Protector, Lifetime Plus Benefit, Income Protector) are added to the Contract. These restrictions also apply to the Allianz

Connections Contract, which is not currently offered for sale. Under the Allianz Alterity, Allianz Rewards and Allianz Elite Contracts, which are not currently offered for sale, allocations and transfers to certain Investment Options are limited or prohibited when certain risk or volatility limits are exceeded. Any restrictions or limits placed on allocations or transfers to the Replacement Fund under any of the affected Contracts will be no more restrictive than the current restrictions applicable to the Replaced Funds.

Under the Contracts, the Insurance Company Applicants reserve the right, subject to regulatory approval, to substitute one of the Investment Options with another Investment Option after appropriate notice. Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more subaccounts that invest in an Investment Option. The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights. Thus, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and, subject to regulatory approval, to substitute the shares representing an Investment Option held by a subaccount for the shares representing another Investment Option.

II.           REASONS FOR THE PROPOSED SUBSTITUTIONS

The proposed Substitutions are part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business). The Insurance Company Applicants believe that more concentrated and streamlined operations for administering Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants. In particular, the Insurance Company Applicants believe that concentrating the number of asset managers that advise or subadvise the Investment Options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and contract owners, and simplify the preparation of various reports and disclosure documents. The Insurance Company Applicants believe that contract owners will benefit from this streamlining as the Insurance Company Applicants enhance their communication efforts to contract owners and sales representatives regarding Investment Options.

Furthermore, the Insurance Company Applicants believe that by reducing the number of asset managers that manage Investment Options underlying their Contracts, they will increase their ability to effectively manage the

Investment Options available to contract owners. The Insurance Company Applicants also believe that reducing the total number of Investment Options, and fund families, offered through the Contracts will provide the Insurance Company Applicants with more control over fund changes that affect the Contracts. By reducing the number of Investment Options and fund families offered through the Contracts, the Insurance Company Applicants anticipate that such transactions and changes will decrease.

The Replaced Funds were selected for the proposed Substitutions primarily because the Separate Accounts hold comparatively small dollar positions in each Replaced Fund. The Separate Accounts hold less than $300 million in each Replaced Fund (less than $100 million in seven of the Replaced Funds and less than $200 million in all but three of the Replaced Funds). By comparison, at December 31, 2010, the Separate Accounts held over $800 million in the Replacement Fund (Class 1 and Class 2 combined). Also, at varying times and for varying reasons, each Replaced Fund has been closed to new investment or to new investors in one or more of the Contracts, and only one of the Replaced Funds has been made available as an Investment Option in the Contracts currently offered for sale by the Insurance Company Applicants. As a result, the Replaced Funds are not likely to acquire significant additional Separate Account assets, and, in the absence of the proposed Substitutions, the Insurance Company Applicants will be unable to increase the efficiencies or economies of scale of administering these Investment Options.

The Insurance Company Applicants selected the Replacement Fund for the proposed Substitutions with a goal to provide contract owners with a comparable Investment Option based on overall asset allocation and fees and expenses. The Replacement Fund was selected because it offers, under normal market conditions, a diversified portfolio of debt and equity securities and because its management fees and expense ratio are lower than, those of each Replaced Fund. The Insurance Company Applicants believe that the Replacement Fund has an investment objective, policy and risk profile, as described in its prospectus, that is substantially the same as, or sufficiently similar to, the Replaced Funds to make the Replacement Fund an appropriate candidate for substitution. Further, as described below, contract owners will be allowed a free transfer out of any Replaced Fund (before the Substitutions) or out of the Replacement Fund (after the Substitutions) to any other Investment Option available under the applicable Contract; therefore, any contract owner will be able, without charge, to switch to another Investment Option.

For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Fund for each Replaced Fund is appropriate and in the best interests of the contract owners.

A.	Comparison of Replaced Funds with Replacement Fund

1.           Investment Objectives and Strategies

The following provides summary comparison of the investment objective and principal investment strategies of each Replaced Fund with the Replacement Fund, based on information derived from each Replaced Fund’s registration statement.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Global Real Estate Securities Fund – seeks high total return
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund normally invests at least 80% of assets in investments of companies located anywhere in the world that operate in the real estate sector, including real estate investment trusts (REITs) and similar REIT-like entities. The fund normally invests at least 40% of its net assets in foreign securities.
While the fund is not limited to investing in REITs and REIT-like entities, it is expected that the fund currently will focus on these types of entities. The fund may also invest in issuers engaged in businesses whose products and services are related to the real estate sector.
The fund currently expects to be invested predominantly in equity securities, primarily common stocks. Forward currency exchange contracts may be used from time-to-time to help manage currency risks and manage local currency exposure. The fund is “non-diversified.”

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Growth and Income Securities Fund – seeks capital appreciation; its secondary goal is current income
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion

The fund normally invests predominantly in equity securities, including common stock, preferred stock and all securities convertible into common stocks. The fund may also invest up to 20% of its net assets in debt securities, including any combination of: corporate, agency and government bonds issued in the United States and other countries; and notes and debentures. The fund generally invests between 60% and 80% of its net assets in common stocks, and between 20% and 40% of its net assets in a combination of convertible securities and debt securities. The fund may invest up to 25% of its net assets in foreign securities, including emerging in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

markets.
While the fund does not concentrate in any one industry, it may from time to time make significant investments in certain sectors. The fund’s strategy is to invest in a broadly diversified portfolio of equity securities that the fund’s manager considers to be financially strong.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Large Cap Growth Securities Fund – seeks capital appreciation
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund normally invests at least 80% of assets in investments of large capitalization companies (with market capitalizations in the top 50% of companies in the Russell 1000® Index at the time of purchase). The fund normally invests predominantly in equity securities, primarily common stocks. The fund may also invest up to 20% of its net assets in investments of small to medium capitalization companies and a portion of its net assets in foreign securities. Although the fund seeks investments across a number of sectors, it may, from time to time, have significant positions in particular sectors. The manager pursues a growth strategy.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Rising Dividends Securities Fund – seeks capital appreciation
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion

The fund normally invests at least 80% of assets in investments of companies that have paid rising dividends. The fund invests predominantly in equity securities, primarily common stocks. The fund normally invests at least 65% of assets in securities of companies that have:
• consistently increased dividends 8 out of the last 10 years and have not decreased dividends in that time;
• increased dividends substantially (at least 100%) over the last 10 years;
reinvested earnings, paying out less than 65% of current earnings in dividends (except for utility in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

• companies);
• either long-term debt that is no more than 50% of total capitalization (except for utility companies) or senior debt that has been rated investment grade by at least one of the major bond rating organizations; and
• attractive prices, either: (1) in the lower half of the stock’s price/earnings ratio range for the past 10 years; or (2) less than price/earnings ratio of the Standard & Poor’s® 500 Stock Index.
The fund typically invests the rest of its assets in equity securities of companies that pay dividends but do not meet all of these criteria. From time to time, the fund may invest a significant to substantial amount of assets in the securities of smaller and midsize companies and may have significant positions in particular sectors. The manager pursues a disciplined value-oriented strategy.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Small Cap Value Securities Fund – seeks long-term total return
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund normally invests at least 80% of assets in investments of small-capitalization companies (market capitalizations under $3.5 billion). The fund generally invests in equity securities (common stocks, preferred stocks and convertible securities) the manager believes are undervalued and have the potential for capital appreciation. The fund invests primarily in common stocks. The fund may invest in convertible securities without regard to the ratings assigned by rating services. The fund may invest up to 25% of its total assets in foreign securities.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Franklin Small-Mid Cap Growth Securities Fund – seeks long-term capital growth
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the	The fund normally invests at least 80% of assets in investments of small cap (within the market capitalization range of the Russell 2500™ Index) and managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

mid cap companies (within the market capitalization range of the Russell Midcap® Index). The fund normally invests predominantly in equity securities, primarily common stock. The fund, from time to time, may have significant positions in particular sectors such as technology. The fund also may invest in equity securities of larger companies.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Templeton Foreign Securities Fund – seeks long-term capital growth
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund normally invests at least 80% of assets in investments of issuers located outside the U.S., including those in emerging markets. The fund normally invests predominantly in equity securities, primarily common stock. While there are no set percentage targets, the fund invests primarily to predominantly in large to medium capitalization companies and a portion to a significant amount in smaller companies. The fund also invests in American, European and Global Depositary Receipts. From time to time, the fund may have significant positions in particular countries or in particular sectors, such as technology and financial institutions. Depending upon market conditions, the fund may invest in debt securities of countries and government located anywhere in the world.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Davis Financial Portfolio – seeks long-term growth of capital
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given

The fund invests at least 80% of assets in securities issued by companies principally engaged in the financial services sector. The fund will primarily invest in equity securities (typically common stocks, but may also market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

include preferred stocks, and other forms of equity securities). While the fund invests primarily in U.S. companies, it has the flexibility to also invest in foreign securities. The fund’s adviser attempts to identify businesses that possess characteristics which it believes foster the creation of long-term value.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Davis Value Portfolio – seeks long-term growth of capital
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund invests the majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion. The fund will primarily invest in equity securities (typically common stocks, but may also include preferred stocks, and other forms of equity securities). While the fund invests primarily in U.S. companies, it has the flexibility to also invest in foreign securities. The fund’s adviser attempts to identify businesses that possess characteristics which it believes foster the creation of long-term value.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Invesco Van Kampen V.I. Growth and Income Fund – seeks long-term growth of capital and income
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests

The fund normally invests primarily in income-producing equity securities, including common stocks and convertible securities; although investments also are made in non-convertible preferred stocks and debt securities rated investment grade. In selecting securities consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

for investment, the fund focuses primarily on the security’s potential for growth of capital and income. The fund may focus on larger capitalization companies (capitalizations within or above the Russell 1000® Index) the fund’s adviser believes possess characteristics for improved valuation, but the fund may also invest in securities of small- or medium-sized companies. The fund may invest up to 25% of assets in securities of foreign issuers. The fund may invest up to 15% of assets in real estate investment trusts (REIT). The fund may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation
Oppenheimer Global Securities Fund/VA –seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations that are considered to have appreciation possibilities

The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund invests mainly in common stock of U.S. and foreign companies. The fund also may buy debt securities issued by foreign companies and foreign governments or their agencies. The fund can invest without limit in foreign securities and can invest in any country, including developed or emerging markets. However, the fund currently has more of its assets invested in developed markets. As a fundamental policy, the fund normally will invest in at least three countries (one of which may be the U.S.). Typically, the fund invests in a number of different countries. The fund is not required to allocate its investments in any set percentages in any particular countries. The fund does not limit its investments to companies in a particular market capitalization range, but primarily invests in large-cap companies.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Oppenheimer High Income Fund/VA –seeks a high level of current income from investment in high-yield, fixed-income securities
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its	The fund invests in a variety of high-yield debt securities and related instruments, primarily lower-grade corporate investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

bonds. To a lesser extent, the fund’s investments include foreign corporate and government bonds, as well as swaps, including single name and index-linked credit default swaps.
The fund normally invests at least 65% of assets in high-yield, lower-grade, fixed-income securities (“junk” bonds). The remainder of the fund’s assets may be invested in other debt securities, common stocks (and other equity securities) and cash or cash equivalents. There is no limit on the amount of the fund’s assets that can be invested in securities rated below investment grade. The fund may invest in securities rated as low as “C” or “D” or that are in default at the time the fund buys them. The fund has no requirement as to the range of maturities of the debt securities it can buy or as to the market capitalization of the issuers of those securities. The fund’s debt securities may be rated or unrated.
The fund may invest in securities of U.S. or foreign issuers. When it invests in foreign issuers, the fund will tend to focus on developing markets. The fund also uses certain types of derivative investments to try to enhance income or to try to manage (“hedge”) investment risks, including: options, futures contracts, swaps, “structured” notes, and certain mortgage-related securities.

Replacement Fund	Replaced Fund
Franklin Income Securities Fund – seeks to maximize income while maintaining prospects for capital appreciation	Oppenheimer Main Street Fund/VA –seeks high total return
The fund normally invests in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the managers’ analysis of the best opportunities in a given market. The equity securities in which the fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, mortgage and asset-backed securities, debentures, and shorter term instruments. The fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as “junk bonds”), including a portion in defaulted securities. The fund maintains the flexibility to invest in a variety of sectors and may, from time to time, have significant investments in particular sectors. The fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The fund mainly invests in common stocks of U.S. companies. The fund’s manager aims to maintain broad diversification across all major economic sectors using quantitative models to rank securities within each economic sector. The fund may invest in companies of any capitalization. To seek to maintain liquidity, the fund currently focuses on larger capitalization issuers (in the range of companies in the Russell 1000 Index). The fund can invest without limit in securities issued by companies or governments in any country, including in developing or emerging market countries.

2.           Principal Investment Risks

The following provides summary comparison of the principal investment risks of each Replaced Fund with those of the Replacement Fund, based on information derived from each Replaced Fund’s registration statement.
Franklin Global Real Estate Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:

• Loss of Principal – an investor can lose money by investing in the fund; fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

• Credit – an issuer of debt securities may be unable to make interest payments and repay principal when due. Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

• Stocks – generally, stocks historically have outperformed other types of investments over the long term, but individual stock prices tend to go up and down more dramatically. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the fund.

• Interest Rate – when interest rates rise, debt security prices generally fall. The opposite is also true: debt security prices generally rise when interest rates fall. Securities with longer maturities are more sensitive to these interest rate changes.

• Foreign Securities – investing in foreign securities, including depositary receipts, typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

• Management – the fund is subject to management risk because it is an actively managed investment portfolio. The fund’s manager will apply investment techniques and risk analyses in making investment decisions for the fund, but there can be no guarantee that these decisions will produce the desired results.

• Market – the market price of securities owned by the fund may go up or down, sometimes rapidly or unpredictably, as a result of market activity or the results of supply and demand.

• Derivative/Hedging Instruments – the performance of derivative instruments depends largely on the performance of an underlying currency, security or index and often has risks similar to its underlying instrument, in addition to other risks. Derivative instruments involve costs, may be volatile and illiquid, may give rise to leverage and may involve a small initial investment relative to the risk assumed. There may also be imperfect correlation between the value of the derivative and the underlying instrument. When used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged. With over-the-counter derivatives, there is the risk that the other party to the transaction will fail to perform. Risks include the imposition of controls by a government on the exchange of foreign currencies, delivery failure, default by the other party or the inability to close out a position because the trading market becomes illiquid.

Principal investment risks identified only in the prospectus for the Replaced Fund:

• Real Estate Securities Concentration – by concentrating in the real estate industry, the fund carries much greater risk of adverse developments in the real estate industry than a fund that invests in a wide variety of industries. Real estate values rise and fall in response to a variety of factors, including local, regional and national economic conditions, interest rates, tax and insurance considerations, changes in zoning laws, environmental regulations or hazards, or overbuilding or value decline in a neighborhood. When economic growth is slow, demand for property decreases and prices may decline.

• REIT – a REIT’s performance depends on the types, values and locations of the properties it owns and how well those properties are managed. A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants’ failure to pay rent or poor management. Because REITs typically are invested in a limited number of projects or in a particular market segment, they are more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments. Loss of status as a qualified REIT under the U.S. federal tax laws could adversely affect the value of a particular REIT or the market for REITs as a whole.

• Non-Diversification – because the fund is nondiversified, it may be more sensitive to economic, business, political or other changes affecting similar issuers or investments, which may result in greater fluctuation in the value of the fund’s shares.

• Liquidity – liquidity risk exists when particular securities are difficult to purchase or sell. Investments in illiquid securities may reduce the returns of the fund because it may be unable to sell the illiquid securities at an advantageous time or price.

Principal investment risks identified only in the prospectus for the Replacement Fund:

• Value Style Investing – a value stock may not increase in price as anticipated by the manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the manager believes will increase the price of the security do not occur.

• Lower-Rated Securities – companies issuing lower-rated or “high yield” debt securities are not as strong financially as those issuing securities with higher credit ratings. These companies are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high yield debt securities generally fluctuate more than those of higher credit quality.

• Income – because the fund can only distribute what it earns, the fund’s distributions to shareholders may decline when interest rates fall.

• Sector Focus – to the extent that the fund focuses on particular sectors of the market from time to time, the fund may carry greater risks of adverse developments in such sectors than a fund that invests in a wider variety of sectors.

• Prepayment – some debt securities may be prepaid, in whole or in part, before maturity. Any principal prepaid may have to be reinvested by the fund in a lower yielding debt security.

• Convertible Securities – a convertible security is a debt obligation, preferred stock or other security that pays interest or dividends and may be converted into common stock. The value of convertible securities may rise and fall with the market value of the underlying stock or, like a debt security, vary with changes in interest rates and the credit quality of the issuer. A convertible security tends to perform more like a stock when the underlying stock price is high relative to the conversion price and more like a debt security when the underlying stock price is low relative to the conversion price.

• Mortgage Securities and Asset-Backed Securities – mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The fund may receive unscheduled prepayments of principal before the security’s maturity date due to voluntary prepayments, refinancing or foreclosure on the underlying mortgage loans. This means a loss of anticipated interest, and a portion of its principal investment represented by any premium the fund may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage securities and extend their life, which could cause the price of the mortgage securities and the fund’s share price to fall and make the mortgage securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage securities, asset-backed securities are subject to prepayment and extension risks.

Franklin Growth and Income Securities Fund
Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal3
• Credit
• Lower-Rated Securities
• Stocks
• Interest Rate
• Income
• Sector Focus
• Foreign Securities
• Management
• Market
• Convertible Securities
• Derivative/Hedging Instruments

Principal investment risks identified only in the prospectus for the Replaced Fund:

• Blend Style Investing – a “blend” strategy results in investments in both growth and value stocks, or in stocks with characteristics of both. Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Value stock prices are considered “cheap” relative to the company’s perceived value and are often out of favor with other investors. However, if other investors fail to recognize the company’s value (and do not become buyers, or become sellers), or favor investing in faster-growing companies, value stocks may not increase in value as anticipated by the manager or may decline even further. By combining both styles, the manager seeks to diversify the risks and lower the volatility, but there is no assurance this strategy will have that result.

• REIT

Principal investment risks identified only in the prospectus for the Replacement Fund:

• Prepayment
• Value Style Investing
• Mortgage Securities and Asset-Backed Securities

Franklin Large Cap Growth Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
    • Loss of Principal

3 Each principal investment risk is defined on first use only.

• Stocks
• Sector Focus
• Foreign Securities
• Management
• Market

Principal investment risks identified only in the prospectus for the Replaced Fund:

• Growth Style Investing – Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks may be more expensive relative to their current earnings or assets compared to value or other stocks, and if earnings growth expectations moderate, their valuations may return to more typical norms, causing their stock prices to fall. Prices of these companies’ securities may be more volatile than other securities, particularly over the short term.

• Smaller and Midsize Companies – substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller and midsize company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller and midsize companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller and midsize companies to changing economic conditions. In addition, smaller and midsize companies may lack depth of management, be unable to generate funds necessary for growth or development, have limited product lines or be developing or marketing new products or services for which markets are not yet established and may never become established. Smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans which are floating rate.

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Prepayment
• Value Style Investing
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Franklin Rising Dividends Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Sector Focus
• Management
• Market
• Value Style Investing

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Smaller and Midsize Companies

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Foreign Securities
• Prepayment
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Franklin Small Cap Value Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Foreign Securities
• Management
• Market
• Value Style Investing

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Smaller Companies

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Sector Focus
• Prepayment
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Franklin Small-Mid Cap Growth Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks

• Sector Focus
• Management
• Market

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Smaller and Midsize Companies
• Growth Style Investing
• Liquidity

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Foreign Securities
• Value Style Investing
• Prepayment
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Templeton Foreign Securities Fund

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Credit
• Stocks
• Interest Rate
• Sector Focus
• Foreign Securities
• Management
• Market
• Value Style Investing

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Smaller and Midsize Companies
• Country, Sector or Industry Focus – To the extent the fund invests a significant portion of its assets in one or more countries, sectors or industries at any time, the fund will face a greater risk of loss due to factors affecting such single country, sector or industry than if the fund always maintained wide diversity among the countries, sectors and industries in which it invests. For example, banks and financial institutions are subject to potentially restrictive governmental controls and regulations that may limit or adversely affect profitability and share price. In addition, securities in that sector may be very sensitive to interest rate changes throughout the world.

Principal investment risks identified only in the prospectus for the Replacement Fund:

• Lower-Rated Securities
• Income
• Prepayment
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Davis Financial Portfolio
Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Sector Focus
• Foreign Securities
• Management
• Market

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Focused Portfolio Risk – funds that invest in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the value of the fund’s total portfolio.
• Smaller and Midsize Companies
• Fees and Expenses Risk – the fund may not earn enough through income and capital appreciation to offset the operating expenses of the fund.
• Headline Risk – the fund may make such investments when a company becomes the center of controversy after receiving adverse media attention. While the manager researches companies subject to such contingencies, it cannot be correct every time, and the company’s stock may never recover.

Principal investment risks identified only in the prospectus for the Replacement Fund:

• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Prepayment
• Value Style Investing
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Davis Value Portfolio
Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Sector Focus
• Foreign Securities

• Management
• Market

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Smaller and Midsize Companies
• Fees and Expenses Risk
• Headline Risk

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Prepayment
• Value Style Investing
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Invesco Van Kampen V.I. Growth and Income Fund
Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Foreign Securities
• Management
• Market
• Convertible Securities
• Interest Rate
• Derivative/Hedging Instruments

Principal investment risks identified only in the prospectus for the Replaced Fund:
• REIT

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Income
• Sector Focus
• Prepayment
• Value Style Investing
• Mortgage Securities and Asset-Backed Securities

Oppenheimer Global Securities Fund/VA
Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Foreign Securities
• Management
• Market

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Growth Style Investing
• Developing and Emerging Markets – the economies of developing or emerging market countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. The governments of developing and emerging market countries may also be more unstable than the governments of more developed countries. These countries generally have less developed securities markets or exchanges, and legal and accounting systems. Securities may be more difficult to sell at an acceptable price and may be more volatile than securities in countries with more mature markets. The value of developing or emerging market currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets, restrictions on foreign ownership of local companies and restrictions on withdrawing assets from the country. Investments in companies in developing or emerging market countries may be considered speculative.
• Special Situation – At times, the fund may seek to benefit from what it considers to be “special situations,” such as mergers, reorganizations, restructurings or other unusual events that are expected to affect a particular issuer. There is a risk that the expected change or event might not occur, which could cause the price of the security to fall, perhaps sharply. This is an aggressive investment technique that may be considered speculative.
• Cyclical Opportunities – At times, the fund might seek to take advantage of short-term market movements or changes in the business cycle by investing in companies or industries that are sensitive to those changes. There is a risk that, if a cyclical event does not have the anticipated effect or when the issuer or industry is out of phase in the business cycle, the value of the fund’s investment could fall.

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Sector Focus
• Prepayment
• Value Style Investing
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

Oppenheimer High Income Fund/VA

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Credit
• Lower-Rated Securities
• Interest Rate
• Foreign Securities
• Management
• Market
• Prepayment
• Derivative/Hedging Instruments

Principal investment risks identified only in the prospectus for the Replaced Fund:
• Developing and Emerging Markets
• Fixed-Income Market – developments relating to subprime mortgages have adversely affected fixed-income securities markets in the United States, Europe and elsewhere. The values of many types of debt securities have been reduced, including debt securities that are not related to mortgage loans. These developments have reduced the willingness of some lenders to extend credit and have made it more difficult for borrowers to obtain financing on attractive terms or at all. These developments also have had a negative effect on the broader economy. There is a risk that a lack of liquidity or other adverse credit market conditions may hamper the Fund’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments.
• Extension Risk – if interest rates rise rapidly, repayments of principal on certain debt securities may occur at a slower rate than expected and the expected maturity of those securities could lengthen as a result. Securities that are subject to extension risk generally have a greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Stocks
• Income
• Sector Focus
• Value Style Investing
• Convertible Securities
• Mortgage Securities and Asset-Backed Securities

Oppenheimer Main Street Fund/VA

Principal investment risks disclosed by both the Replaced Fund and the Replacement Fund:
• Loss of Principal
• Stocks
• Sector Focus
• Foreign Securities
• Management
• Market

Principal investment risks identified only in the prospectus for the Replacement Fund:
• Credit
• Lower-Rated Securities
• Interest Rate
• Income
• Prepayment
• Value Style Investing
• Convertible Securities
• Derivative/Hedging Instruments
• Mortgage Securities and Asset-Backed Securities

3.           Annual Fees and Expenses for the Fiscal Year Ended December 31, 2010
The following tables compare the management fees and total annual fund operating expenses (including waivers and reimbursements) for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of each Replaced Fund and the Replacement Fund, as disclosed in the current prospectus for each fund. In each substitution, the management fees paid by the Replacement Fund are lower than the management fees paid by the Replaced Fund, and the total annual fund operating expenses of the Replacement Fund are lower than the total annual fund operating expenses of the Replaced Fund (taking into account any fee waivers or expenses reimbursements applicable to the Replaced Fund).

	Replaced Fund		Replacement Fund
	Franklin Global Real Estate Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.80%(1)	0.80%(1)	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.31%	0.31%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.11%	1.36%	0.47%	0.72%
Fee Waiver/Expense Reimbursement	-0.11%(1)	-0.11%(1)
Total Annual Fund Operating Expenses after fee waiver/exp. reimbursement	1.00%(1)	1.25%(1)

(1)
The investment manager and administrator contractually agreed to limit their respective fees so that common annual fund operating expenses for each class of the fund (i.e., a combination of investment management fees, fund administration fees, and other expenses, but excluding the Rule 12b-1 fees and acquired fund fees and expenses) do not exceed approximately 1.00% for the period ending April 30, 2012.

	Replaced Fund		Replacement Fund
	Franklin Growth and Income Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.53%	0.53%	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.06%	0.06%	0.02%	0.02%
Total Annual Fund Operating Expenses	0.59%	0.84%	0.47%	0.72%

	Replaced Fund		Replacement Fund
	Franklin Large Cap Growth Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.75%	0.75%	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.04%	0.04%	0.02%	0.02%
Total Annual Fund Operating Expenses	0.79%	1.04%	0.47%	0.72%

	Replaced Fund		Replacement Fund
	Franklin Rising Dividends Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.62%(1)	0.62%(1)	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.03%	0.03%	0.02%	0.02%
Acquired Fund Fees and Expenses	0.01%	0.01%	_____	_____
Total Annual Fund Operating Expenses	0.66%	0.91%	0.47%	0.72%
Fee Waiver/Expense Reimbursement	-0.01%(1)	-0.01%(1)
Total Annual Fund Operating Expenses after fee waiver/exp. reimbursement	0.65%(1)	0.90%(1)

(1)	The investment manager has contractually agreed in advance to reduce its fee as a result of the fund’s investment in a Franklin Templeton money fund for at least the next 12-month period.

	Replaced Fund		Replacement Fund
	Franklin Small Cap Value Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.51%(1)	0.51%(1)	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.17%	0.17%	0.02%	0.02%
Acquired Fund Fees and Expenses	0.01%	0.01%	_____	_____
Total Annual Fund Operating Expenses	0.69%	0.94%	0.47%	0.72%
Fee Waiver/Expense Reimbursement	-0.01%(1)	-0.01%(1)
Total Annual Fund Operating Expenses after fee waiver/exp. reimbursement	0.68%(1)	0.93%(1)

(1)	The investment manager has contractually agreed in advance to reduce its fee as a result of the fund’s investment in a Franklin Templeton money fund for at least the next 12-month period.

	Replaced Fund		Replacement Fund
	Franklin Small-Mid Cap Growth Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.51%(1)	0.51%(1)	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.29%	0.29%	0.02%	0.02%
Acquired Fund Fees and Expenses	0.01%	0.01%	_____	_____
Total Annual Fund Operating Expenses	0.81%	1.06%	0.47%	0.72%
Fee Waiver/Expense Reimbursement	-0.01%(1)	-0.01%(1)
Total Annual Fund Operating Expenses after fee waiver/exp. reimbursement	0.80%(1)	1.05%(1)

(1)	The investment manager has contractually agreed in advance to reduce its fee as a result of the fund’s investment in a Franklin Templeton money fund for at least the next 12-month period.

	Replaced Fund		Replacement Fund
	Templeton Foreign Securities Fund		Franklin Income Securities Fund
	Class 1	Class 2	Class 1	Class 2
Management Fees	0.65%(1)	0.65%(1)	0.45%	0.45%
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.14%	0.14%	0.02%	0.02%
Acquired Fund Fees and Expenses	0.01%	0.01%	_____	_____
Total Annual Fund Operating Expenses	0.80%	1.05%	0.47%	0.72%
Fee Waiver/Expense Reimbursement	-0.01%(1)	-0.01%(1)
Total Annual Fund Operating Expenses after fee waiver/exp. reimbursement	0.79%(1)	1.04%(1)

(1)	The investment manager has contractually agreed in advance to reduce its fee as a result of the fund’s investment in a Franklin Templeton money fund for at least the next 12-month period.

	Replaced Fund	Replacement Fund
	Davis Financial Portfolio	Franklin Income Securities Fund, Class 1
Management Fees	0.55%	0.45%
Other Expenses	0.14%	0.02%
Total Annual Fund Operating Expenses	0.69%	0.47%

	Replaced Fund	Replacement Fund
	Davis Value Portfolio	Franklin Income Securities Fund, Class 1
Management Fees	0.55%	0.45%
Other Expenses	0.08%	0.02%
Total Annual Fund Operating Expenses	0.63%	0.47%

	Replaced Fund	Replacement Fund
	Invesco Van Kampen V.I. Growth and Income Fund, Series I	Franklin Income Securities Fund, Class 1
Management Fee	0.56%	0.45%
Other Expenses	0.29%(1)	0.02%
Total Annual Fund Operating Expenses	0.85%(1)	0.47%
Fee Waiver/Exp. Reimbursement	-0.23%(2)
Total Net Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	0.62%

(1)	“Other Expenses” and “Total Annual Fund Operating Expenses” are based on estimated amounts for the current fiscal year.
(2)
Invesco Advisers, Inc. has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement (excluding certain items, such as interest and taxes) of Series I shares to 0.62% of average daily net assets.

	Replaced Fund	Replacement Fund
	Oppenheimer Global Securities Fund/VA, Non-Service Shares	Franklin Income Securities Fund, Class 1
Management Fee	0.63%	0.45%
Other Expenses	0.13%	0.02%
Total Annual Fund Operating Expenses	0.76%	0.47%

	Replaced Fund	Replacement Fund
	Oppenheimer High Income Fund/VA, Non-Service Shares	Franklin Income Securities Fund Class 1
Management Fee	0.75%	0.45%
Other Expenses	0.23%	0.02%
Total Annual Fund Operating Expenses	0.98%	0.47%
Fee Waiver/Exp. Reimbursement	-0.23%(1)
Total Net Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	0.75%

(1)
The fund’s manager has voluntarily agreed to limit the fund's total annual operating expenses so that those expenses, as a percentage of daily net assets, will not exceed the annual rate of 0.75% for Non-Service shares. This voluntary expense limitation may not be amended or withdrawn until one year after the date of the prospectus (April 29, 2011).

	Replaced Fund	Replacement Fund
	Oppenheimer Main Street Fund/VA, Non-Service Shares	Franklin Income Securities Fund, Class 1
Management Fee	0.65%	0.45%
Other Expenses	0.13%	0.02%
Total Annual Fund Operating Expenses	0.78%	0.47%

4.	Performance (for periods ended December 31, 2010)

Non-12b-1 Share Classes	One Year	Five Year	Ten Year
Franklin Income Securities Fund (Replacement Fund)	12.87%	5.93%	7.50%
Franklin Global Real Estate Securities Fund	21.24%	-4.31%	6.15%
Franklin Growth and Income Securities Fund	16.93%	1.74%	2.72%
Franklin Large Cap Growth Securities Fund	11.85%	2.48%	0.75%
Franklin Rising Dividends Securities Fund	20.94%	3.57%	6.79%
Franklin Small Cap Value Securities Fund	28.49%	5.11%	9.09%
Franklin Small-Mid Cap Growth Securities Fund	27.94%	5.23%	2.39%
Templeton Foreign Securities Fund	8.67%	4.68%	4.17%
Davis Financial Portfolio	11.10%	-1.30%	0.99%
Davis Value Portfolio	12.76%	1.21%	2.43%
Invesco Van Kampen V.I. Growth and Income Fund(1)	12.51%	2.59%	3.96%
Oppenheimer Global Securities Fund/VA	15.96%	3.94%	4.93%
Oppenheimer High Income Fund/VA	14.81%	-19.62%	-7.44%
Oppenheimer Main Street Fund/VA	16.11%	1.94%	1.67%

(1)  The returns shown are the historical performance of the predecessor fund’s Class I shares at net asset value and reflect the expenses applicable to the predecessor fund (see note 2, above).

12b-1 Share Classes	One Year	Five Year	Ten Year
Franklin Income Securities Fund (Replacement Fund)	12.67%	5.69%	7.24%
Franklin Global Real Estate Securities Fund	20.97%	-4.56%	5.88%
Franklin Growth and Income Securities Fund	16.68%	1.49%	2.47%
Franklin Large Cap Growth Securities Fund	11.59%	2.23%	0.51%
Franklin Rising Dividends Securities Fund	20.64%	3.30%	6.52%
Franklin Small Cap Value Securities Fund	28.22%	4.84%	8.81%
Franklin Small-Mid Cap Growth Securities Fund	27.68%	4.96%	2.13%
Templeton Foreign Securities Fund	8.41%	4.43%	3.91%

III.           PROPOSED SUBSTITUTIONS

A.           The Substitutions

Applicants hereby request the Commission’s approval to effect the substitution of shares of the Replacement Fund for shares of each Replaced Fund.
B.           Implementation of the Substitutions

Applicants will effect the Substitutions as soon as practicable following the issuance of the requested order. At the close of business on the Substitution Date, Allianz Life and Allianz NY each will redeem shares of each Replaced Fund held by their Separate Accounts in-kind or in cash, or a combination thereof, and apply the proceeds of such redemptions to the purchase of shares of the Replacement Fund. Thus, after the Substitutions, each subaccount of the Separate Accounts previously holding shares of a Replaced Fund will hold shares of the Replacement Fund.

Redemption requests and purchase orders will be placed simultaneously so that redemption of Replaced Fund shares and purchase of Replacement Fund shares will both occur at the price for such shares computed as of the close of business on the Substitution Date in a manner consistent with Rule 22c-1 under the 1940 Act. As a result, the full net asset value of Replaced Fund shares held by the Separate Accounts will be reflected in the contract owners’ contract values following the Substitutions, without reduction for brokerage or other such fees or charges. All expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by Allianz Life, Allianz NY or Franklin Advisers. Accordingly, contract value attributable to contract owners then invested in each Replaced Fund will remain fully invested at all times, and the Substitutions will take place at relative net asset value with no change in the amount of any contract owner’s contract value, death benefit, or in the dollar value of his or her investment in the applicable Separate Account.

Prior to the Substitutions, it is anticipated that the manager of each Replaced Fund will continue to manage the Replaced Fund’s portfolio securities in accordance with the objective, principal investment strategies, and risks stated in the Replaced Fund’s prospectus.

Affected contract owners will not incur any fees or charges in connection with the Substitutions so that the net asset value of redeemed shares of each Replaced Fund held by the Separate Accounts will be reflected in the contract owners’ contract values following the Substitutions. Moreover, neither the obligations of the respective Insurance Company Applicants under the Contracts nor the rights of contract owners will be altered in any way by the Substitutions. The Substitutions will not impose any tax liability or have any adverse tax consequences on contract owners. The Substitutions will not cause Contract fees and charges currently being paid by existing owners of Contracts to be greater after the Substitutions than they were before the Substitutions. For a period of at least 30 days following the Substitutions, neither Allianz Life nor Allianz NY will exercise any right it may have under the

Contracts to impose additional restrictions on transfers.4 For the 24 months following the Substitution Date, the Insurance Company Applicants will not increase asset-based fees and charges for the Contracts outstanding on the Substitution Date.5

In connection with assets held under Contracts affected by the Substitutions, the Insurance Company Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its advisers or underwriters (or their affiliates) at a rate higher than that which the Insurance Company Applicants had received from the Replaced Funds, their advisers or underwriters (or their affiliates), including without limitation 12b-1 fees, shareholder service, administration or other service fees, revenue sharing or other arrangements in connection with such assets. Applicants represent that the Substitutions and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid by the Replacement Fund, its advisers or underwriters, or their respective affiliates.

Contract owners will be notified of the Application by means of a Notice of Substitution, sent at least 30 days prior to the Substitution Date, stating that the Applicants filed the initial application and seek approval for the Substitutions. The Notice of Substitution will set forth the anticipated Substitution Date and advise affected contract owners that on the Substitution Date contract values allocated to subaccounts investing in shares of each Replaced Fund will be transferred to subaccounts investing in shares of the Replacement Fund, without charge (including sales charges or surrender charges) and without being counted toward the number of transfers that may be permitted without charge.

The Notice of Substitution also will state that, from the date of the Notice through the date 30 days after the Substitutions (the “Free Transfer Period”), the respective Insurance Company Applicants will allow the affected contract owners to make one transfer of contract value held in each subaccount investing in a Replaced Fund (before the Substitutions) or Replacement Fund (after the Substitutions) to one or more Investment Options available pursuant to the Contracts, subject to any Investment Option allocation restrictions under their Contract, without charge and without assessing transfer fees. Such a transfer will not be counted as a transfer request under any

4 One exception to this would be restrictions that Allianz Life or Allianz NY may impose to deter or prevent “market timing” activities by owners of Contracts or their agents.

5 The Insurance Company Applicants note that charges for certain optional living benefit riders may increase. Any such increases would be in accordance with the terms and conditions of the rider and subject to certain limitations, as disclosed in the Contract prospectus, and would be unrelated to any substitution.

contractual provisions of the Contracts that limit the number of transfers that may be made without charge. Further, prior to the Substitutions, all affected contract owners will receive a copy of the most recent summary or statutory prospectus for the Replacement Fund.
Within five days following the Substitutions, the Insurance Company Applicants will send a Post-Substitution notice to affected contract owners stating that the Substitutions were carried out and reiterating the information set forth in the Notice, including a reminder that the Free Transfer Period will continue through the date 30 days after the Substitutions.

IV.           APPLICABLE LAW AND REQUESTED ORDER

A.           Section 26(c)

Section 26(c) of the 1940 Act provides as follows:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.6

Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security,7 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be approved by Commission order prior to effecting the transaction.8

6 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Applicants here include the Separate Account Applicants.

7 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).

8 Id.

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.9 The section-by-section analysis states in pertinent part:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution. The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the act.10

The Insurance Company Applicants note that the consumer protection concerns which gave rise to Section 26(c) do not appear to be implicated by transactions like the Substitutions, in which a number of customer protections are provided, including the fact that the applicable Contracts offer at least 28 Investment Options (and are expected to offer at least 27 Investment Options after the proposed Substitutions). Moreover, as discussed above, the design of the Contracts includes a number of features that provide adequate protection to contract owners, such that the protections of Section 26(c) appear unnecessary. Therefore, the Applicants request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.11

B.           Purposes, Terms and Conditions of the Substitutions Under the Standards of Section 26(c)

1.           Purposes

The purposes, terms, and conditions of the Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. Contract owners will not

9 Id.

10 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

11 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of a single issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

be assessed charges in connection with the Substitutions and the applicable total annual fund operating expenses are expected to remain the same or decrease. In addition, to the extent a contract owner does not wish to participate in the Substitutions, he or she is free to make one transfer to any other option available under the relevant Contract at any time prior to the date of the Substitutions or during the 30-day period following the date of the Substitutions without any transfer fee and without that transfer counting as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge.

Contract owners will be substituted into the Replacement Fund which has lower management fees and lower total annual fund operating expenses than those of each Replaced Fund. Contract owners holding a class of shares of a Replaced Fund that does not assess 12b-1 fees will be substituted into the corresponding class of shares of the Replacement Fund that also does not assess 12b-1 fees. Contract owners holding a class of shares of a Replaced Fund that assesses 12b-1 fees will be substituted into the corresponding class of shares of the Replacement Fund that also assesses 12b-1 fees of equal amount (currently, 0.25%). Owners of Contracts who are beneficial shareholders of a Replaced Fund will be provided with appropriate Notice of Substitution and Free Transfer Period.

The investment objectives of the Replacement Fund and of the Replaced Funds are similar. The Replacement Fund seeks to maximize income while maintaining prospects for capital appreciation; each Replaced Fund seeks total return, capital appreciation or income, or a combination thereof. The Replacement Fund normally invests in a diversified portfolio of debt and equity securities. With its broadly diversified portfolio, the Replacement Fund avoids some of the particular equity risks posed by Replaced Funds, all but one of which invest primarily in equities, and many of which are focused on particular market capitalizations, industries or sectors. The Replacement Fund is subject to the risks associated with its fixed-income investments; Replaced Funds which invest primarily in equities are not subject to fixed-income risks or are subject to such risks to a lesser degree. The Oppenheimer High Income Fund/VA and the Replacement Fund both are subject to risks associated with fixed-income investments, but the Replacement Fund also is subject to equity-related risks which are not applicable to Oppenheimer High Income Fund/VA. The Replacement Fund also may avoid, to some extent, the risks associated with Oppenheimer High Income Fund/VA’s focus on lower-grade corporate bonds.

Thus, the Applicants will provide contract owners with an investment vehicle following the Substitutions that will be similar to those offered prior to the Substitutions.

           2.           Terms and Conditions

Applicants submit that the Substitutions do not present the type of costly forced redemption or other harms that Section 26(c) was intended to guard against and is consistent with the protection of investors and the purposes fairly intended by the 1940 Act. As noted above, the Substitutions are not inconsistent with contract owners’ objectives and risk expectations. In addition, the total annual fund operating expenses of the Replacement Fund are lower than those of the Replaced Funds.

As noted above, the Contracts contain features that provide adequate protection to contract owners in the event of a substitution. Moreover, the Substitutions will be subject to the following terms and conditions:

(1)
a contract owner may request that his or her contract value be reallocated to another Investment Option, subject to any Investment Option allocation restrictions under their Contract, at any time during the Free Transfer Period without charge. The Free Transfer Period provides sufficient time for contract owners to reconsider their Investment Options;

(2)	the Substitutions will be at the net asset value of the respective shares, without the imposition of any transfer, brokerage or similar charge;

(3)
the contract owners, the Replaced Funds and the Replacement Fund will not bear any costs of the Substitutions, and all legal, accounting, and transactional costs and any brokerage or other costs incurred in the Substitutions will be paid by the Insurance Company Applicants or Franklin Advisers, and accordingly, the Substitutions will have no impact on the contract owners’ contract values;

(4)	the Substitutions will in no way alter the contractual obligations of the Insurance Company Applicants or the rights and privileges of contract owners under the Contracts; and

(5)	the Substitutions will in no way alter the tax benefits to contract owners.

The Applicants, on the basis of the facts and circumstances described herein, have determined that it is in the best interests of contract owners to substitute shares of the Replaced Funds with shares of the Replacement Fund. The terms and conditions of the proposed Substitutions are generally consistent with the terms and conditions provided for under other substitution plans that the Commission has approved by order.12

 12See, e.g., MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; American United Life Insurance Company, et al., 1940 Act Rel. No. 29521 (Nov. 30, 2010) (Order), File No. 812-13780; AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 29204 (April 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; ING USA Annuity and Life Insurance Company et al., 1940 Act Rel. No. 28285 (May 29, 2008) (Order), File No. 812-13466; Family Life Insurance Company et al., 1940 Act Rel. No. 28237 (April 16, 2008) (Order), File No. 812-13445; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), File No. 812-13342; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 27781 (April 16, 2007) (Order), File No. 812-13318; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 27738 (Feb. 23, 2007) (Order), File No. 812-13321; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158.

3.           Request for an Order

Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions on the terms set forth in this Application. Applicants believe, for all of the reasons stated above, that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

    C.           Section 17(a)

The Applicants also request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by the Replaced Funds in-kind and using the distributed securities to purchase shares issued by the Replacement Fund.

Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company. Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants may be considered affiliates of the Replacement Fund, based upon the definition of “affiliated person” under Section 2(a)(3) of the 1940 Act, because the Insurance Company Applicants, through the Separate Accounts, own in the aggregate 5% or more of the outstanding shares of the Replacement Fund. Therefore, arguably the Applicants are affiliated persons of the Replacement Fund. Because the Substitutions may be effected, in whole or in part, by means of in-kind redemptions and subsequent purchases of shares, and also by means of in-kind transactions, the Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliates.

At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Replaced Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the Replacement Fund, with each subaccount of the applicable Separate Account investing the proceeds of its redemption from each Replaced Fund in the Replacement Fund. Thus, the proposed transactions may involve a transfer of portfolio securities by a Replaced Fund to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Fund with the portfolio securities and/or cash received from each Replaced Fund. This aspect of the Substitutions may be deemed to involve one or more sales by the Separate Accounts of securities or other property to the Replacement Fund and could therefore be viewed as being prohibited by Section 17(a). Accordingly, Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the shares of the Replacement Fund.13

1.           Section 17(b) Standards

Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each

13 Any in-kind redemptions from a Replaced Fund of which any Applicant is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to the Signature Financial Group (publicly available December 28, 1999).

registered investment company concerned, as recited in its registration statement and records found under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

(a)           Terms of Substitution Are Reasonable and Fair

Applicants submit that the terms of the Substitutions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7 under the 1940 Act. The use of in-kind transactions will not cause contract owner interests to be diluted. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. The proposed transactions cannot be effected at a price that is disadvantageous to the Replaced Funds or the Replacement Fund. Contract owners will not suffer any adverse tax consequences as a result of the Substitutions. Fees and charges under the Contracts will not increase because of the Substitutions. Even though they may not rely on Rule 17a-7 under the 1940 Act, the Applicants submit that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

The Applicants will assure themselves that the investment companies will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and the procedures adopted thereunder (or, as applicable, a Replaced Fund’s and the Replacement Fund’s normal valuation procedures, as set forth in the relevant investment company’s registration statement), except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer to the Replacement Fund the same degree of protection from overreaching that Rule 17a-7 provides to the Replacement Fund generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the proposed transactions cannot be effected at a price that is disadvantageous to the Replacement Fund. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective registration statement or reports and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration (except for any customary transfer fee) will be paid to any party in connection with the proposed transactions.

The proposed transactions also are reasonable and fair in that they will be effected in a manner consistent with the public interest and the protection of investors. Contract owners will be fully informed of the terms of the Substitutions and they will be provided a prospectus for the Replacement Fund. In addition, contract owners will have the opportunity to make a free transfer from the Replacement Fund to any other available Investment Option offered under their Contract, subject to any Investment Option allocation restrictions under their Contract, during the Free Transfer Period.

(b)	The Substitutions are Consistent with Policies of Each Registered Investment Company

Any in-kind redemptions and purchases for purposes of the Substitutions will be effected in a manner consistent with the investment objectives and policies of each Replaced Fund and of the Replacement Fund, as recited in their respective registration statements. Franklin Advisers will review the securities holdings of each Replaced Fund and determine which of each Replaced Fund’s portfolio holdings would be suitable investments for the Replacement Fund in the overall context of the investment objectives and strategies and consistent with the management of the Replacement Fund. Franklin Advisers will conduct its review of the Replaced funds’ securities holdings in the same manner that a board of directors normally would follow in accordance with Rule 17a-7. Franklin Advisers will accept only those securities as consideration for its shares that it would have acquired in a cash transaction. The Applicants state that securities to be paid out as redemption proceeds and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued based on the normal valuation procedures of the redeeming and purchasing funds. The redeeming and purchasing values will be the same. If Franklin Advisers declines to accept particular portfolio securities of a Replaced Fund for purchase in-kind of shares of the Replacement Fund, the Replaced Fund will liquidate portfolio securities as necessary and shares of the Replacement Fund will be purchased with cash.

Consistent with Rule 17a-7(d) under the 1940 Act, no brokerage commissions, fees, or other remuneration will be paid by any Replaced Fund or by the Replacement Fund in connection with the in-kind transactions.

(c)	Proposed Substitution is Consistent with General Purposes of 1940 Act

In addition, the Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. Securities to be paid out as redemption proceeds from the Replaced Fund and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued in accordance with the normal valuation procedures of the redeeming Replaced Funds and purchasing Replacement Fund. Therefore, there will be no change in value to any contract owner as a result of the Substitutions. The Commission has granted relief to others based on similar facts.14

3.           Request for an Order

The Applicants request an Order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions through in-kind purchases and sales of shares of the Replacement Fund as described in this Application. For all the reasons stated above, the Applicants submit that the terms of the proposed in-kind sale and purchase, including the consideration to be paid or received, are reasonable and fair to contract owners and do not involve overreaching on

14 See, e.g., AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 28234 (April 3, 2008) (Order), File No. 812-13452;  MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; File No. 812-13342; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158.

the part of any person. Furthermore, the proposed in-kind sale and purchase of shares is appropriate in the public interest and with the policies of each Fund and the general purposes of the 1940 Act. The Applicants acknowledge that reliance on the requested order, if granted, depends on compliance with all of the representations and conditions set forth in this Application.

V.           PROCEDURAL MATTERS

1.           Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2.           The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.
3.           Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto.
4.           All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.
5.           Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Applicant to sign and file the Application are attached hereto as Exhibit A and B. These resolutions remain in full force and effect and are hereby incorporated by reference.

APPENDIX A — Availability of the Replaced Funds Under Contracts Issued by the Applicants

Sponsor	Contract	Contract Currently Offered	Franklin Global Real Estate Securities Fund – Class 1	Franklin Global Real Estate Securities Fund – Class 2	Franklin Growth and Income Securities Fund – Class 1	Franklin Growth and Income Securities Fund - Class 2	Franklin Large Cap Growth Securities Fund – Class 1	Franklin Large Cap Growth Securities Fund – Class 2	Franklin Rising Dividends Securities Fund – Class 1	Franklin Rising Dividends Securities Fund – Class 2	Franklin Small Cap Value Securities Fund – Class 1	Franklin Small Cap Value Securities Fund – Class 2	Franklin Small-Mid Cap Growth Securities Fund – Class 1	Franklin Small-Mid Cap Growth Securities Fund – Class 2	Templeton Foreign Securities Fund – Class 1	Templeton Foreign Securities Fund – Class 2
Allianz Account A	Allianz ValueLife*	No	X		X		X		X		X		X		X
Allianz Account A	USAllianz LifeFund*	No		X		X		X		X		X		X		X
Allianz Account A	Valuemark Life*	No	X		X		X		X		X		X		X
Allianz Account B	Allianz Alterity	No		X		X		X		X		X		X		X
Allianz Account B	Allianz Connections	No
Allianz Account B	Allianz Custom Income*	No														X
Allianz Account B	Allianz Elite*	No				X		X								X
Allianz Account B	Allianz High Five	No		X		X		X		X		X				X
Allianz Account B	Allianz High Five Bonus*	No		X		X		X		X		X				X
Allianz Account B	Allianz High Five L	No		X		X		X		X		X				X
Allianz Account B	Allianz Rewards	No		X		X		X		X		X		X		X
Allianz Account B	Allianz Vision	Yes
Allianz Account B	USAllianz Charter*	No		X		X		X		X		X		X		X
Allianz Account B	USAllianz Charter II*	No		X		X		X		X		X		X		X
Allianz Account B	USAllianz Dimensions*	No		X		X		X		X		X		X		X
Allianz Account B	Valuemark II	No	X		X		X		X		X		X		X
Allianz Account B	Valuemark III*	No	X		X		X		X		X		X		X
Allianz Account B	Valuemark Income Plus*	No	X		X		X		X		X		X		X
Allianz Account B	Valuemark IV	No	X		X		X		X		X		X		X
Allianz Account C	Allianz Advantage NY*	No		X		X		X		X		X		X		X
Allianz Account C	Allianz Charter II NY*	No		X		X		X		X		X		X		X
Allianz Account C	Allianz Opportunity NY*	No		X		X		X		X		X		X		X
Allianz Account C	Allianz Vision NY	Yes
Allianz Account C	Valuemark II NY*	No	X		X		X		X		X		X		X
Allianz Account C	Valuemark IV NY*	No	X		X		X		X		X		X		X
Allianz Account C	High Five NY*	No		X		X		X		X		X				X

Sponsor	Contract	Contract Currently Offered	Davis Financial Portfolio	Davis Value Portfolio	Invesco Van Kampen VI Growth and Income**	Oppenheimer Global Securities Fund/VA	Oppenheimer High Income Fund/VA	Oppenheimer Main Street Fund/VA
Allianz Account A	Allianz ValueLife*	No
Allianz Account A	USAllianz LifeFund*	No	X	X		X	X	X
Allianz Account A	Valuemark Life*	No
Allianz Account B	Allianz Alterity	No	X	X	X	X	X	X
Allianz Account B	Allianz Connections	No	X
Allianz Account B	Allianz Custom Income*	No
Allianz Account B	Allianz Elite*	No	X
Allianz Account B	Allianz High Five	No	X	X		X	X	X
Allianz Account B	Allianz High Five Bonus*	No	X				X
Allianz Account B	Allianz High Five L	No	X				X
Allianz Account B	Allianz Rewards	No	X	X	X	X	X	X
Allianz Account B	Allianz Vision	Yes	X
Allianz Account B	USAllianz Charter*	No	X	X	X	X	X	X
Allianz Account B	USAllianz Charter II*	No	X	X		X	X	X
Allianz Account B	USAllianz Dimensions*	No	X	X		X	X	X
Allianz Account B	Valuemark II	No	X	X		X	X	X
Allianz Account B	Valuemark III*	No	X	X		X	X	X
Allianz Account B	Valuemark Income Plus*	No	X	X		X	X	X
Allianz Account B	Valuemark IV	No	X	X		X	X	X
Allianz Account C	Allianz Advantage NY*	No	X	X	X	X	X	X
Allianz Account C	Allianz Charter II NY*	No	X				X
Allianz Account C	Allianz Opportunity NY*	No	X	X		X	X	X
Allianz Account C	Allianz Vision NY	Yes	X
Allianz Account C	Valuemark II NY*	No
Allianz Account C	Valuemark IV NY*	No	X	X		X	X	X
Allianz Account C	High Five NY*	No	X				X

* Older contract which is no longer offered for sale and for which the registration statement is not updated.
**Investment option closed to new investments.

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of North America (“Allianz Life”), Allianz Life Variable Account A (“Allianz Account A”), and Allianz Life Variable Account B (“Allianz Account B”) has been authorized by the Board of Directors of Allianz Life by the appropriate action duly taken as of October 28, 2008, with respect to Allianz Life, Allianz Account A, and Allianz Account B. Certified copies of these resolutions are attached as Exhibit A to this application.

IN WITNESS WHEREOF, Allianz Life, Allianz Account A and Allianz Account B have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 29th day of April, 2011.
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

ALLIANZ LIFE VARIABLE ACCOUNT A

ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ John O. Esch

Name: John O. Esch

Title: Vice President, Actuarial Profit & Risk, Allianz Life Insurance Company of North America

VERIFICATION

CITY OF GOLDEN VALLEY               :

:           ss:

STATE OF MINNESOTA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated April 29, 2011, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B that he is Vice President, Actuarial Profit & Risk of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch
Name: John O. Esch

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of New York (“Allianz NY”) and Allianz Life of NY Variable Account C (“Allianz Account C”), has been authorized by the Board of Directors of Allianz NY by the appropriate action duly taken as of November 13, 2008, Certified copies of these resolutions are attached to this application as Exhibit B.

IN WITNESS WHEREOF, Allianz NY and Allianz Account C have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 29th day of April, 2011.

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ John O. Esch
Name: John O. Esch
Title: Vice President, Appointed Actuary, Allianz Life Insurance Company of New York

VERIFICATION

CITY OF GOLDEN VALLEY               :

:           ss:

STATE OF MINNESOTA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated April 29, 2011, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Appointed Actuary of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch
Name: John O. Esch

EXHIBIT INDEX

A.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B

B.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C

EXHIBIT A

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, ALLIANZ LIFE VARIABLE ACCOUNT A AND ALLIANZ LIFE VARIABLE ACCOUNT B

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of North America, (the "Company"), a corporation organized under the laws of the State of Minnesota, and that the following is a true and correct copy of the resolutions passed on October 28, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the SEC as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules thereunder (the “Applications”);

RESOLVED, that the President and the Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products, be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life Variable Account A and Allianz Life Variable Account B (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Corporation are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications;

RESOLVED FURTHER, that a report shall be submitted to the Board of Directors of the Company, at least two times per year at scheduled meetings, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Corporation this 29th day of April, 2011.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 29th day of April, 2011, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of North America, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Teresa M. Hardy

Notary Public State of Minnesota
My Commission Expires
January 31, 2013

EXHIBIT B

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK AND ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of New York, (the "Company"), a corporation organized under the laws of the State of New York, and that the following is a true and correct copy of the resolutions passed on November 13, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the U.S. Securities and Exchange Commission (the “SEC”) as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules there under (the “Applications”);

RESOLVED, that the President and Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life of New York Variable Account C (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications.

RESOLVED FURTHER, that a report shall be submitted to the board of directors of the Company, at least two times per year at scheduled meetings of the board, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Corporation this 29th day of April, 2011.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen,
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 29th day of April, 2011, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of New York, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Teresa M. Hardy

Notary Public State of Minnesota
My Commission Expires
January 31, 2013